Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BMC Stock Holdings, Inc.:

We consent to the use of our report dated March 15, 2016, incorporated by reference in the registration statement on Form S-3 (filed on May 16, 2016) of BMC Stock Holdings, Inc. (formerly known as Building Materials Holding Corporation) with respect to the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2014, which report appears in the Form 10-K of BMC Stock Holdings, Inc. dated March 15, 2016 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boise, ID

May 16, 2016